Filed under Rule 424(b)(3)
                                               under the Securities Act of 1933.
                                            Registration Statement No. 333-34822



                           SUPPLEMENT TO PROSPECTUS OF
                         MARKETING SERVICES GROUP, INC.
                              DATED APRIL 14, 2000

      The "Selling Stockholders" section shall be supplemented to read as follows:

SELLING STOCKHOLDERS

      The following table sets forth the names of the selling stockholders and the number of shares being registered for sale as of the date of the prospectus and sets forth the number of shares of common stock known by us to be beneficially owned by each of the selling stockholders as of December 17, 2001. None of the selling stockholders has had a material relationship with the Company within the past three years other than as a result of the ownership of the shares or other securities of the Company. The shares offered by this prospectus may be offered from time to time by the selling stockholders. The percent of beneficial ownership for each stockholder is based on 5,620,603 shares of common stock outstanding as of December 17, 2001. All common stock numbers have been adjusted to reflect the Company's one-for-six reverse stock split which became effective on October 15, 2001.



                                                                                                             Beneficial Ownership
                                                                                                              After Offering (1)
                                                                                                       -----------------------------
                                                                Number of Shares of
                                                                   Common Stock      Number of Shares
                                                                   Beneficially       of Common Stock         Number
              Selling Stockholder                                    Owned (2)        to be Sold (2)        of Shares    Percent
------------------------------------------------- -------------------------- ------------------------- ------------------ ----------

Marshall Capital Management, Inc. .......................             122,590(3)          122,590(3)              -0-        -0-
RGC International Investors, LDC ........................             574,523             510,833              63,689         1.0%
Jason Lyons .............................................               2,000(3)            2,000(3)              -0-        -0-
Kenneth A. Zitter .......................................               1,000(3)            1,000(3)              -0-        -0-
Castle Creek Technology Partners LLC ....................             451,933(4)          388,243(4)           63,689         1.0%
     Total Common Stock .................................           1,152,046           1,024,666             127,378         2.0%

(1) The figures for the number of shares and the percentage of shares beneficially owned by the selling stockholders after the offering are based on the assumption that all of the selling stockholders will sell all of the shares registered for sale hereby. Because the selling stockholders may offer all, some or none of the shares pursuant to this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, no estimate can be given as to the number of shares that will be held by the selling stockholders after completion of the sale of shares hereunder. See "Plan of Distribution."

(2) The number of shares set forth in the table for each of the selling stockholders represents an estimate of the number of shares of common stock to be offered by the selling stockholders. The actual number of shares of common stock issuable upon conversion of the Series E Preferred Stock and exercise of the warrants is indeterminate, is subject to adjustment and could be materially less or more than such estimated number depending on factors which cannot be predicted by us at this time, including, among other factors, the future market price of the common stock. The actual number of shares of common stock offered in this prospectus, and included in the registration statement of which this prospectus is a part, includes such additional number of shares of common stock as may be issued or issuable upon conversion of the Series E Preferred Stock and exercise of the warrants by reason of any stock split, stock dividend or similar transaction involving the common stock, in accordance with Rule 416 under the Securities Act. Under the terms of the Series E Preferred Stock, if the Series E Preferred Stock were converted at the current conversion price of $2.346, the Series E Preferred Stock would convert into approximately 15,028,261 shares of common stock. The warrants issued in connection with the Series E Preferred Stock are exercisable into an aggregate of 245,180 shares of common stock at an exercise price of $171.30. Under the terms of the Series E Preferred Stock, the shares of Series E Preferred Stock are convertible by any holder only to the extent that the number of shares of common stock issuable pursuant to such securities would not exceed 903,866 shares of common stock (19.9% of the total shares of common stock outstanding on the issue date of the securities), unless the Company obtains stockholder approval for such issuance, which stockholder approval has not been obtained. Further, under the terms of the Series E Preferred Stock and the warrants, the shares of Series E Preferred Stock are convertible and the warrants are exercisable by any holder only to the extent that the number of shares of common stock issuable pursuant to such securities, together with the number of shares of common stock owned by such holder and its affiliates (but not including shares of common stock underlying unconverted shares of Series E Preferred Stock or unexercised portions of the warrants) would not exceed 4.9% of the then outstanding common stock as determined in accordance with Section 13(d) of the Exchange Act. Accordingly, the number of shares of common stock set forth in the table for the selling stockholders exceeds the number of shares of common stock that the selling stockholders could own beneficially at any given time through their ownership of the Series E Preferred Stock and the warrants. In that regard, the beneficial ownership of the common stock by the selling stockholders set forth in the table is not determined in accordance with Rule 13d-3 under the Exchange Act. Castle Creek Technology Partners LLC and RGC International Investors, LDC each disclaims beneficial ownership of more than 4.9% of the number of shares of common stock outstanding at any time.

(3) Represents shares issuable upon exercise of currently exercisable warrants.

(4) This selling stockholder acquired 15,000 shares of Series E Preferred Stock in December 2001 from Marshall Capital Management, Inc.



Dated:  January 7, 2002